AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ADAMS NATURAL RESOURCES FUND, INC.
(Name of Subject Company)

ADAMS NATURAL RESOURCES FUND, INC.
 (Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

00548F105
(CUSIP Number of Class of Securities)

Janis F. Kerns
Adams Natural Resources Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202
(410) 752-5900
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $71,176,283.88 (a)       AMOUNT OF FILING FEE: $9,238.68 (b)

(a) Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 5,955,676 Common Stock of Adams Natural Resources Fund, Inc. (20% of the total number of Common Stock outstanding) by $11.95 (95% of the Net Asset Value per share of $12.58 as of the close of ordinary trading on the New York Stock Exchange on September 4, 2020).

(b) Calculated as $129.80 per $1,000,000 of the Transaction Valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,657.29
Form or Registration No.: Schedule TO
Filing Party: Adams Natural Resources Fund, Inc.
Date Filed: August 7, 2020

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /	third-party tender offer subject to Rule 14d-1.

/X/	issuer tender offer subject to Rule 13e-4.

/ /	going-private transaction subject to Rule 13e-3.

/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /_/

EXPLANATORY NOTE

This Amendment No.1 to the Issuer Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on August 7, 2020, by Adams Natural Resources Fund, Inc,. a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 5,955,676 Common Stock, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS

(a)(5)(i)  Press Release dated September 8, 2020

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS NATURAL RESOURCES FUND, INC.

/s/ Janis F. Kerns
Janis F. Kerns
General Counsel, Corporate Secretary, and Chief Compliance Officer

Press Release

ADAMS NATURAL RESOURCES FUND ANNOUNCES
PRELIMINARY TENDER OFFER RESULTS

BALTIMORE, MARYLAND, September 8, 2020 — Adams Natural Resources Fund, Inc. (NYSE: PEO) (“PEO”) today announced the preliminary results of its offer to purchase up to 5,955,676 of its common shares at $11.95, 95% of the $12.58 net asset value per share (“NAV”) at the close of regular trading on the New York Stock Exchange on September 4, 2020, the expiration date.
Based on the preliminary count by American Stock Transfer & Trust Co., LLC (“AST”), the depositary for the tender offer, a total of 9,454,445 common shares of PEO were validly tendered and not withdrawn. The total amount of shares tendered exceeded the offer amount, and the Fund expects to purchase tendered shares on a pro rata basis.
In accordance with the terms and conditions of the tender offer and based on the preliminary count by AST, PEO expects to accept for payment all 5,955,676 common shares subject to the tender offer.
The preliminary information contained in this press release is subject to confirmation by AST and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered.  The final proration factor will be announced following the expiration of the guaranteed delivery period and completion by AST of the confirmation process.  Payment for the shares accepted for purchase under the tender offer and return of all other shares tendered and not purchased will occur promptly thereafter.
AST Fund Solutions, LLC is the information agent for the Offer.  Shareholders with questions may call AST Fund Solutions, LLC at (800) 549-6746.

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Since 1929, Adams Funds has consistently helped generations of investors reach their investment goals. Adams Funds is comprised of two closed-end funds, Adams Diversified Equity Fund, Inc. (NYSE: ADX) and Adams Natural Resources Fund, Inc. (NYSE: PEO). The Funds are actively managed by an experienced team with a disciplined approach and have paid dividends for more than 80 years across many market cycles. The Funds are committed to paying an annual distribution rate of 6% or more, providing reliable income to long-term investors. Shares can be purchased through our transfer agent or through a broker. For more information about Adams Funds, please visit: adamsfunds.com.
Contact:
Lyn Walther │ Director of Shareholder Communications │800.638.2479 │investorrelations@adamsfunds.com

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com